May 3, 2021

BY EDGAR

Mr. Dillon Hagius

Ms. Laura Crotty

Mr. David Burton Ms. Kate Tillan

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Artius Acquisition Inc.

Registration Statement on Form S-4

Filed March 8, 2021

File No. 333-254012

Dear Mr. Hagius, Ms. Crotty, Mr. Burton and Ms. Tillan:

We set forth below the response of Artius Acquisition Inc. (“Artius” or the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated April 5, 2021 (the “Comment Letter”) with respect to the Company’s registration statement on Form S-4, File No. 333-254012, filed with the Commission on March 9, 2021 (the “Registration Statement”).

Artius has filed today Amendment No. 1 to the Registration Statement (“Amendment No. 1”) together with this letter via EDGAR correspondence. We are also providing supplementally to the Staff four copies of a version of Amendment No. 1, which has been marked to show changes since the initial filing of the Registration Statement on March 9, 2021, and certain other information noted below.

We have reproduced below in bold the Staff’s comment and have provided the Company’s response following the comment. Unless otherwise indicated, all page references in the responses set forth below are to the pages of Amendment No. 1. Capitalized terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 1.

Summary

Origin, page 28

1.

Please provide additional information about Origin in the Summary section, including a discussion of the stage of development of its Platform Technology and products, its history of net losses and its expectations around revenue generation. As drafted shareholders are provided with little information regarding the business history or prospects of the target business, which is material to a decision of how to vote in relation to the proposed business combination.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 28 of Amendment No. 1.

2.	Please provide additional disclosure explaining the meaning of the terms “carbon neutral,” “carbon negative,” and “net zero”, as used throughout the prospectus.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 4 of Amendment No. 1 to define the terms “carbon negative” and “net zero”. We respectfully advise the Staff that the prospectus does not include the term “carbon neutral” and, accordingly, the Company has not included a definition of that term in the prospectus.

Subscription Agreements, page 31

3.

We note your disclosure that, concurrently with the execution of the Merger Agreement, Artius entered into the Subscription Agreements with the PIPE Investors for an aggregate purchase price equal to $200.0 million for 20 million shares of Combined Company Common Stock. Please revise your disclosure to clearly identify the PIPE Investors, including Pepsi, Nestle and Danone, who are identified on page 233 but who do not account for the entire $200 million investment.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 32 and 145 of Amendment No. 1 by identifying the PIPE Investors that have consented to be named in the Company’s public filings. We respectfully submit that the omission of the identities of other PIPE Investors, whose consent is required but has not been obtained, would not diminish the disclosure in any material respect. In this regard, the Company advises the Staff that, to its knowledge, none of the PIPE Investors will own more than 5% of the Combined Company upon closing of the PIPE Placement and none of the PIPE Investors are related parties of the Company.

Our Board’s Reasons for Approval of the Business Combination, page 33

4.	Please provide additional disclosure in this section concerning:

•	The basis for the statement Origin is “one of the world’s leading carbon negative materials companies”, given that it is an early stage company with a history of losses and no revenues

•	The identity of the “trusted third parties” that have validated Origin’s patented drop- in technology, economics and carbon impact

•	The validation process undertaken by these third parties and results thereof

•	The nature of the support provided by the list of major global customers and investors provided at the bottom of page 33

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 34 and 112 of Amendment No. 1. In particular, while the Company believes that the statement that Origin is “one of the world’s leading carbon negative material companies” is factually accurate and consistent with the understanding of the Company’s Board of Directors, we have revised the statement to state that the Board considered Origin’s status as an “innovative carbon negative material company” as a positive factor in its decision to approve the Business Combination.

The revised disclosure is also intended to clarify that the support and validation of trusted third parties that was taken into account by the Board when considering the Business Combination refers to the investment and patronage by the well-known companies listed in that part of the disclosure.

5.

We note your disclosure both here and throughout the prospectus that Origin has “generated approximately $1.0 billion in customer demand in offtake agreements and capacity reservations (including embedded options)”. We also note your disclosure starting on page F-35 that these agreements are subject to milestone dates and a liquidated damages provision, and that the company is currently seeking an extension of the milestone dates which are set to commence June 30, 2021. In addition, we note the agreements may be terminated if the company does not commence commercial operations by December 31, 2021. Please revise your disclosure both here and in each place throughout the prospectus that the “$1.0 billion in customer demand” is cited to balance the disclosure with the details provided on pages F-35 to F-36, so that shareholders understand the risks associated with the agreements and the context surrounding the customer demand you reference.

In addition, please file all offtake agreements as exhibits, or tell us why you do not believe you are required to do so. Based on the prepayments received and your emphasis on the agreements in the registration statement they appear to be material. See Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 34, 45, 113, 114, and 187 of Amendment No. 1.

In addition, the Company has filed the offtake agreements as exhibits to Amendment No. 1.

Selected Historical Financial Data of the Combined Company on a Pro Forma Basis, page 47

6.	Please disclose your pro forma net loss in the first table on page 48.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 49 of Amendment No. 1.

Risk Factors

Initially, Origin plans to rely solely on a single commercial scale facility., page 56

7.

We note your disclosure that Origin’s operating plan assumes that Origin will have one commercial scale facility until 2027. This appears to contradict your disclosures throughout the filing that the Origin 2 Plant will be operational in 2025. Please advise and revise where appropriate.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 45 and 57 of Amendment No. 1.

Origin’s business relies on proprietary information and other intellectual property…., page 65

8.

You note that “licensing of intellectual property is important to Origin’s business” and that “Origin licenses one or more material patents from the University of California on a non- exclusive basis.” You have not discussed this license agreement in the Intellectual Property section of the prospectus starting on page 180 or elsewhere. We also note your statement on page 181 that Origin has a “strong downstream license portfolio” and your disclosure on page F-44 regarding patent licenses. Please disclose the material terms of each material license agreement, where appropriate, and file each as an exhibit to the filing. Alternatively, provide your analysis as to why such disclosure and filing is not required. See Item 601(b)(10) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that following additional discussion with Origin, the Company has concluded that it does not view Origin’s license agreement with the University of California or any of the other license agreements to which Origin is a party as a material agreement that is required to be filed as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

Pursuant to subsection (ii) of Regulation S-K Item 601(b)(10), if a contract is of a sort that ordinarily accompanies the kind of business conducted by the Company, it is deemed to be ordinary course and need not be filed unless, under subsection (ii)(B), it is a “contract upon which the registrant’s business is substantially dependent.” The rule further states that a “license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent” shall be filed.

The Company respectfully advises the Staff that Origin’s license agreement with the University of California was made in the ordinary course of business and Origin’s business does not depend upon the license agreement to a material extent. The license agreement grants Origin the right to practice, on a non-exclusive basis, a U.S. patent directed to a method of preparing a chemical produced in Origin’s manufacturing process at certain reaction conditions. However, Origin’s platform technology is capable of preparing the chemical under reaction conditions that do not fall within the scope of the licensed patent and therefore Origin is not dependent on the license agreement to a material extent to conduct its business. Similarly, Origin is not dependent to a material extent on any other patents that it licenses because Origin is capable of manufacturing its expected products without relying on those patents. Accordingly, the Company respectfully submits that it is not required to file the University of California license agreement as an exhibit.

The Company has revised page 66 of Amendment No. 1 to remove the discussion of such license agreement. In addition, the Company has revised the disclosure of Origin’s intellectual property beginning on page 191 of Amendment No. 1.

The Business Combination Background of the Business Combination, page 102

9.

In relation to your disclosure that Artius’s Board of Directors concluded that the Merger Agreement, the other agreements contemplated thereby and the Business Combination are fair to, advisable and in the best interests of Artius and its shareholders, please revise your disclosure to provide further detail regarding how the valuation of Origin was determined and approved, including any precedent transactions considered and how the projected financial information was used. Please also disclose any transaction multiples considered in relation to industry medians, if available.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the section entitled “Background of the Business Combination” on pages 110 and 111 of Amendment No. 1 to provide further detail regarding how the valuation of Origin was considered by the Artius Board of Directors.

Certain Origin Projected Financial Information, page 109

10.

We note your disclosure that Origin provided Artius with its internally prepared base case and upside case forecasts for each of the years in the ten-year period ending 2030. We also note that you have disclosed the “key elements” of the most recent projections provided by the management of Origin to Artius. Please revise this section to disclose all material projections rather than limiting the information to the “key elements” thereof, and clearly disclose the basis and assumptions used to calculate the forecasted financial information. In addition, please remove all disclaimers surrounding the financial projections included in the first two paragraphs of this section on page 109 and in the first full paragraph on page 110, namely the statement that the projected financial information is the responsibility of Origin’s management. Artius, as the registrant, is responsible for all information in the filing and may not disclaim responsibility for its contents.

Response: In response to the Staff’s comment, the Company has revised on pages 114, 115 and 116 of Amendment No. 1.

11.

We note your use of non-GAAP financial measures in the footnotes on page 111. Please revise your disclosure to comply with Item 10(e) of Regulation S-K. We remind you of Non-GAAP Financial Measures C&DI Question 101.04.

Response: The Company respectfully submits to the Staff that due to the forward-looking nature of the selected forecasted financial information, specific quantifications of the amounts that would be required to reconcile such forecasted financial information to GAAP measures are not available. Origin’s management has advised the Company that it is not possible for them to provide accurate forecasted non-GAAP reconciliations without unreasonable effort. However, in response to the Staff’s comment, the Company has revised the disclosure on page 116 of Amendment No. 1 to disclose that fact and the probable significance of such information. The Company supplementally advises the Staff that the initial Registration Statement incorrectly labelled two of the line items in the forecasted financial information as “Adjusted Gross Profit” and “Adjusted Gross Margin”. The Company has revised page 116 of Amendment No. 1 to include the corrected terms (“Adjusted Contribution” and “Adjusted Contribution Margin”) and the accompanying description of those terms.

Material U.S. Federal Income Tax Considerations , page 113

12.

Please file a tax opinion as an exhibit to the filing or provide us your analysis as to why you do not believe such an opinion is required. Refer to Item 601(b)(8) of Regulation S- K and, for guidance, Section III.A. of Staff Legal Bulletin No. 19.

Response: In response to the Staff’s comment, the tax opinion has been filed as Exhibit 8.1 of Amendment No. 1.

Unaudited Pro Forma Condensed Combined Financial Information Other Related Events in Connection with the Business Combination, page 147

13.

Please include pro forma adjustments for the issuance of the $10 million of convertible notes and the SPAC transaction conversion of the bridge notes and related derivative liability and the redeemable convertible preferred stock warrants liability, or tell us why the pro forma statements should not include adjustments for these items. We note the disclosure on page F-45.

Response: The Company respectfully advises the Staff that the Company has not included the issuance of the $10 million of convertible notes as a transaction accounting adjustment in the pro forma financial statements since such notes were issued after December 31, 2020 and not in connection with or relating to the merger. However, the shares of Combined Company Common Stock to be issued in connection with the conversion of the convertible notes have been included in the total number of shares of Combined Company Common Stock (69,415,637 shares) to be issued in the merger to existing stockholders of Origin. All other items were evaluated under SEC Rule S-X 11-01(a)(8) to determine whether they are material transactions separate from the acquisition. Under this rule, the Company determined that only pro forma information that presents an event or transaction related to the merger that has occurred or is probable for which disclosure of pro forma financial information would be material to investors should be presented. The Company has adjusted both the unaudited pro forma condensed combined balance sheet and statement of operations to reflect conversion of the Stockholder Convertible Notes Payable upon consummation of the merger agreement, as well as the associated derivative liability (the unadjusted, historical balance at December 31, 2020 was $3.2 million and $1.2 million, respectively). Additionally, the Company has eliminated the redeemable convertible preferred stock warrants liability to accumulated deficit as each Origin Warrant will terminate, be cancelled and cease to exist and will be deemed to have been exercised immediately prior to the Closing and settled in the applicable number of shares of Origin Series A Preferred Stock or Origin Series B Preferred Stock, as applicable.

Expected Accounting Treatment of Business Combination, page 148

14.

Please tell us the significant terms of the earnout shares, including to whom the shares will be issued. Provide your analysis of the accounting for the shares, citing the accounting literature to be applied. We note the disclosure on page 148 that the earnout shares are expected to be accounted for as liability classified equity instruments.

Response: The Company respectfully directs the Staff to the discussion of the earnout shares, including to whom the shares will be issued, set forth on page 132 of the Amendment No. 1. The Company supplementally advises the Staff that the earnout shares will be issued to holders of Origin’s Capital Stock and vested Origin Stock Options. Earnout Shares are expected to be accounted for as liability classified equity instruments, as they are earned upon occurrence of certain triggering events that are not indexed to the common stock of Origin. This is in accordance with ASC 815-40; the shares are freestanding contracts but do not meet the minimum criteria in ASC 815-40-15-7A for equity classification, as there are variables that could affect the settlement amount which would not be inputs to the fair value of a fixed-for-fixed forward or option on the equity shares.

Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended December 31, 2020, page 152

15.

Please revise to include items of other income and expenses and any applicable pro forma adjustments in the pro forma columns. Ensure that any changes are properly reflected in the pro forma net loss in the table on page 154.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 158 of Amendment No. 1.

Comparative Share Information, page 155

16.	Please show us how you calculated the Origin equivalent pro forma per share data. Refer to Item 3(f) of Form S-4 and the instruction thereto.

Response: The Company respectfully advises the Staff that the equivalent pro forma basic and diluted per share data for Origin are based on the common share exchange ratio of 2.29x set forth in the Merger Agreement. Accordingly, for both the no redemption and maximum redemption scenarios, the combined pro forma book value was multiplied by the exchange ratio to arrive at the Origin equivalent pro forma book value. Next, the Origin historical weighted average common shares outstanding-basic and diluted was calculated using the exchange ratio to arrive at the Origin equivalent pro forma weighted average common shares outstanding-basic and diluted. Finally, the pro forma combined net loss was divided by the Origin equivalent pro forma weighted average common shares outstanding-basic and diluted to arrive at the Origin equivalent pro forma net loss per share-basic and diluted.

Information About Origin , page 173

17.

We note that the “NaturALL Bottle Alliance” has publicly been described as a “research consortium” among the company, Danone, Nestle Waters, and PepsiCo, Inc. Please provide more detail regarding the obligations of each company in the alliance and how each contributes its efforts to accelerate the development of packaging solutions made with 100% sustainable and renewable resources.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 181 and 182 of Amendment No. 1.

Origin’s Platform Technology, page 174

18.

The footnote in the diagram on this page is not legible. Please revise and ensure that the footnote clearly explains the meaning of the term “zero untested mechanical processes” about which it appears to refer.

Response: In response to the Staff’s comment, the Company has replaced the footnote on the diagram on page 183 of Amendment No. 1.

Business Strategy, page 178

19.

You disclose that Origin has “already generated more than $1.0 billion in customer demand” from existing customers that “alone represent PET demand sufficient to fill the capacity of 20 commercial scale Origin facilities.” However, on page 180, you state that you believe you are “ideally positioned to fulfill industry demand” from existing customers that encompass production from one or more of Origin’s first three commercial- scale plants. Please clarify how many commercial-scale plants you believe you will need to meet the current demand for your products.

Response: In response to the Staff’s comment, the Company has revised the disclosure under the headings “Business Strategy” and “Customers” on pages 187 and 188, respectively, of Amendment No. 1. The Company supplementary advises the Staff that the prior reference to the 20 commercial-scale Origin facilities was intended to illustrate Origin’s expectations regarding customer demand, rather than to illustrate Origin’s production capacity, and has been removed.

Intellectual Property Patents, page 180

20.

We note your disclosure on page 173 that your intellectual property portfolio is comprised of 19 patent families. Please revise your disclosure on page 180 to disclose the specific products or technologies to which the patents relate, the type of patent protection obtained (composition of matter, use or process), the jurisdiction of the patents and the expiration of each. If the patent is licensed from a third party pursuant to a license agreement, please specify.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 191 of Amendment No. 1.

Regulatory , page 181

21.

You disclose that the products and intermediates that Origin is producing require compliance with, and in some cases new applications under, the Toxic Substances Control Act administered by the U.S. Environmental Protection Agency and that some applications will involve food contact and will be regulated by the U.S. Food and Drug Administration. Please provide additional disclosure about the specific regulatory hurdles facing CMF and HTC.

Response: In response to the Staff’s comment, the Company has provided additional disclosure under the “Regulatory” section on pages 191 and 192 of Amendment No. 1 which addresses the specific regulatory hurdles facing CMF and HTC.

Origin Management’s Discussion and Analysis of Financial Condition and Results of Operations The Business Combination, page 193

22.

Please revise so that the amounts relating to the most significant changes in your financial position from the merger shown at the top of page 194 ($925 million net increase in cash and cash equivalents and $863 million net increase in total stockholders’ equity) agree with your unaudited pro forma condensed combined balance sheet on page 150. Also, disclose the similar amounts assuming maximum redemption.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 204 of Amendment No. 1.

Liquidity and Capital Resources Sources of Liquidity, page 197

23.	Please discuss your other debt (for example the Stockholder Note and other liabilities) in your discussion of liquidity. Refer to Item 303(b)(1) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 207 and 208 of Amendment No. 1.

24.	With respect to the Origin plants, please describe any material cash requirements and the anticipated sources of funds needed to satisfy them. Refer to Item 303(b)(1)(ii) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 207 of Amendment No. 1.

Beneficial Ownership of Securities , page 236

25.

We note that you fail to mention NewGen Plastics, LLC in the beneficial ownership section. However, on page 232 you disclose that NewGen Plastics, LLC is expected to be the beneficial owner of more than 5% of the Combined Company’s capital stock. Please revise or advise.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 245 of Amendment No. 1 to delete an erroneous statement that NewGen Plastics, LLC is expected to hold more than 5% of the Combined Company’s capital stock.

Origin Financial Statements Note 3. Property, Plant, and Equipment, page F-34

26.	Please tell us the amount of the land value related to your plants and where the amount is included in the table.

Response: The Company respectfully advises the Staff that all of Origin’s owned land is related to its plants and the amount of such land is shown under the heading “Land” in the table in Note 4 in Amendment No. 1. The change in land value from 2019 to 2020 represents an $834 increase due to changes in exchange rates on land owned by Origin and a decrease of $57,622 due to the expiration of an option for additional land Origin chose not to exercise.

Note 6. Offtake Agreements, page F-35

27.

With a view towards disclosure, please summarize for us the significant terms of your related party offtake agreements including the milestone dates for construction, the current completion status of your plants and milestones, and the amount of liquidated damages if the milestones are not met. Please also explain the repayment terms of the Nestlé agreement, including the fixed percentage in excess of the aggregate lump sum payments (page F-38), and how you are accounting for those terms.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-41 of Amendment No. 1. In addition, the Company directs the Staff to the revised disclosure on pages 189 and 190 regarding the Company’s offtake agreements and plant status.

The Company supplementally advises the Staff that Origin’s arrangement with Nestlé includes an offtake agreement (see page F-41 of Amendment No. 1) and a separate promissory note (see page F-43 and F-44 of Amendment No. 1 under Note 10, Related Party Other Liabilities, Long-term) evidencing Origin’s obligations with respect to a $5.0 million prepayment made by Nestlé for product purchases. Origin recorded a liability on its balance sheet under “Related party other liabilities, long-term” for principal and interest outstanding and payable in cash under the promissory note as December 31, 2019 and 2020.

As described in Note 10 to Origin’s financial statements, product purchases under Nestlé’s offtake agreement will be credited against amounts outstanding under the Nestlé promissory note, with such credits capped at $7.5 million. No provision has been made in Origin’s financial statements for the future revenue or cost associated with fulfilling the Nestlé offtake agreement or the corresponding discount represented by the difference between the amount of the Nestlé prepayment plus accrued interest and the up to $7.5 million of potential credit.

Exhibits

28.

It does not appear you have filed agreements related to indebtedness as exhibits to the registration statement. Please file the following as exhibits, or provide your analysis as to why you do not believe filing is required: 2019 convertible note financing agreements; 2021 convertible note financing agreements; the Nestlé Promissory Note; and the Danone Promissory Note. We note that the principal and accrued interest outstanding under the 2019 and 2021 notes will convert into shares of Origin Common Stock immediately prior to the closing of the Business Combination; however, Item 601(b)(10) requires filing of agreements that are to be performed in whole or in part at or after the filing of the registration statement. Please advise.

Response: In response to the Staff’s comment, we have filed the 2019 convertible note financing agreements, the 2021 convertible note financing agreements, the Nestlé Promissory Note and the Danone Promissory Note as exhibits to Amendment No. 1.

29.

The consent of Marcum LLP refers to their report dated March 4, 2021, however their report on page F-2 is dated March 8, 2021. We further note that their report included in your Form 10-K for the fiscal year ended December 31, 2020 is dated March 4, 2021. Please ask Marcum LLP to ensure that the dates for their audit report on pages F-2 and the consent are correct in the next amendment.

Response: In response to the Staff’s comment, we have submitted a revised consent of Marcum LLP with the corrected date of March 4, 2021 in order to align with the Form 10-K as an exhibit to Amendment No. 1.

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We hope that the Company’s response above adequately addresses the Staff’s comment. If the Staff has any questions or requires any additional information, please do not hesitate to contact Paul J. Shim or Adam J. Brenneman at Cleary Gottlieb Steen & Hamilton LLP at 212 225 2000.

Very truly yours,

/s/ Boon Sim
Boon Sim
Chief Executive Officer and Chief Financial Officer

cc:	Charles Drucker

Artius Acquisition Inc.

Paul J. Shim

Adam J. Brenneman

Cleary Gottlieb Steen & Hamilton LLP

Joshua Lee

Micromidas, Inc.

Matthew P. Dubofsky

John T. McKenna

Peter H. Werner

Garth Osterman

Cooley LLP